Exhibit 99.1

The information set forth below was provided to investors in Canada and was included in Brookfield Infrastructure Partners L.P.’s (“Brookfield Infrastructure”) 2013 announcement of first quarter results that was previously furnished on Form 6-K on May 2, 2013.

	Three months ended Mar 31
US$ millions (except per unit amounts), unaudited	2013	2012
FFO[1]	$160	$108
– per unit[2]	$0.80	$0.58
Net (loss) income	$(28)	$14
– per unit[3]	$(0.17)	$0.05

In the quarter ended March 31, 2013, Brookfield Infrastructure generated funds from operations (“FFO”) totalling $160 million ($0.80 per unit) compared to FFO of $108 million ($0.58 per unit) in the first quarter of 2012. This 48% increase in year-over-year FFO was primarily driven by contributions from organic expansion initiatives and recent acquisitions. Brookfield Infrastructure’s payout ratio4 was 59%, below its target range of 60-70%, and it earned an AFFO yield5 of 13%.

Brookfield Infrastructure reported a net loss of $28 million ($0.17 per unit3) for the period ended March 31, 2013, compared to net income of $14 million ($0.05 per unit3) in the prior quarter. During the period, Brookfield Infrastructure’s net income was impacted by several charges, the most material of which was breakage costs associated with its Australian Railroad’s execution of a long-term financing that capitalized on this historically low interest rate environment. Excluding these charges, Brookfield Infrastructure’s net income was $55 million reflecting its significant increase in FFO. Net income was also impacted by a higher depreciation and amortization expense associated with the increase in the valuation of the asset base at year end.

Segment Performance

Brookfield Infrastructure’s utilities platform generated FFO of $92 million in the first quarter of 2013, compared to $65 million in 2012. The increase in FFO was primarily due to the recently completed merger and recapitalization of its UK regulated distribution business, which doubled its size, and the increased ownership interest in its Chilean electricity transmission system. Excluding new investments, FFO also increased due to inflation indexation and additions to the rate base of existing operations.

Brookfield Infrastructure’s transport platform generated FFO of $67 million in the first quarter of 2013, compared to $38 million in the prior year. The increase in FFO was primarily driven by a 62% increase in FFO from its Australian railroad as a result of the commissioning of its expansion program, as well as the contribution from the South American toll roads that were acquired in the fourth quarter of 2012. For the quarter, FFO from the partnership’s ports business declined nominally as a result of lower volumes in its bulk and container terminals due to the recession in much of Europe.

[1]	FFO is defined as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items. A reconciliation of net income to FFO is set forth below.
[2]	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2013 were 200.8 million (2012 – 185.1 million).
[3]	Represents net income per limited partnership unit.
[4]	Payout ratio is defined as distributions to unitholders plus GP incentive distribution rights divided by FFO.
[5]	AFFO yield is defined as AFFO (FFO less maintenance capital expenditures) over time weighted average invested capital.

Brookfield Infrastructure’s energy platform generated FFO of $22 million in the first quarter of 2013, compared to $24 million in the prior year. Results reflect weakness in its North American gas transmission business which continues to be impacted by excess pipeline capacity and low natural gas prices, offset by an equity investment to pay down debt at its natural gas transmission system and a district energy acquisition.

Brookfield Infrastructure’s timber platform reported FFO of $11 million in the first quarter of 2013, compared to $6 million in 2012. During the quarter domestic demand increased as a result of the recovery in the U.S. housing market. Excluding the impact of the divestiture of a portion of its Canadian timber operations, Brookfield Infrastructure’s timber results were more than double the prior year, driven by price increases in both the domestic and export markets.

The following table presents net income and FFO by segment:

US$ millions, unaudited	Three months ended Mar 31
	2013	2012
Net (loss) income by segment
Utilities	$(5)	$32
Transport	(1)	7
Energy	9	19
Timber	6	(10)
Corporate and other	(37)	(34)

Net (loss) income	$(28)	$14

FFO by segment
Utilities	$92	$65
Transport	67	38
Energy	22	24
Timber	11	6
Corporate and other	(32)	(25)

FFO	$160	$108

Financing Initiatives

On March 27, Brookfield Infrastructure’s Australian railroad secured $1.3 billion of financing consisting of $600 million of bank debt, including a $100 million undrawn revolver, and $700 million of U.S. private placement notes. These financings were swapped back to Australian dollars on a matched maturity basis, resulting in a weighted average cost of debt of 6.2% and an average term of seven years. Proceeds from the offerings have been used to repay the business’ existing credit facility and to repatriate $300 million of capital for future investment.

In April, Brookfield Infrastructure completed the refinancing of a bridge facility that was put in place in connection with the merger and recapitalization of its UK regulated distribution business. Approximately £600 million of U.S. private placement debt was raised with an average term of over 13 years and an average GBP equivalent rate of 4.4%.

Also in April, Brookfield Infrastructure completed a $42 million financing at its Ontario transmission operations. The Canadian dollar issuance will carry a fixed coupon of 4.6% for a 10-year term. The proceeds will be repatriated for future investment.

Asset Sales

On April 12, Brookfield Infrastructure completed the sale of the Peterborough Hospital for approximately $40 million. The proceeds were used to pay down its credit facility which was drawn to fund investments in the fourth quarter of 2012.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.43 per unit, payable on June 28, 2013 to unitholders of record as at the close of business on May 31, 2013.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Note: The information contained herein contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue”, “will”, “tend to”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements contained herein include statements regarding expansion of Brookfield Infrastructure’s business, statements with respect to our assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information contained herein. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the impact of market conditions on our gas transmission business, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners L.P.

Statements of Funds from Operations and Reconciliation of Adjusted EBITDA and FFO

	For the three- month period ended March 31,
(US$ MILLIONS, UNAUDITED)	2013	2012
Adjusted EBITDA
Utilities	$133	$104
Transport	107	61
Energy	38	42
Timber	18	12
Corporate and other	(28)	(20)

Total	268	199
Financing costs	(107)	(93)
Other (expenses) income	(1)	2

Funds from operations (FFO)	160	108

Depreciation and amortization	(110)	(70)
Mark-to-market on hedge contracts	(82)	(3)
Deferred taxes and other items	4	(21)

Net (loss) income attributable to the partnership	$(28)	$14

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense, cash taxes and other income. Net (loss) income attributable to the partnership includes net (loss) income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that differs from net (loss) income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results set forth below, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.

Statements of Partnership Capital

	Net Invested Capital
(US$ MILLIONS, UNAUDITED)	Mar 31, 2013	Dec 31, 2012
Assets
Operating Platforms
Utilities	$2,174	$2,218
Transport	2,034	2,335
Energy	958	938
Timber	602	602
Cash and cash equivalents	7	7

	$5,775	$6,100

Liabilities
Corporate borrowings	$732	$954
Other liabilities	57	122

	789	1,076
Capitalization
Partnership capital	4,986	5,024

	$5,775	$6,100

Notes:

Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position set forth below, which are prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure’s financial position.

Brookfield Infrastructure Partners L.P.

Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	Mar 31, 2013	Dec 31, 2012
Assets
Cash and cash equivalents	$286	$263
Accounts receivable	322	372
Other current assets	85	111

Total current assets	693	746
Property, plant and equipment	7,794	7,970
Intangible assets	4,511	4,497
Standing timber	2,983	2,997
Investments in associates	2,199	2,179
Goodwill	644	636
Investment properties	202	213
Deferred income taxes and other	488	480

Total assets	$19,514	$19,718

Liabilities and partnership capital
Accounts payable and other	$572	$628
Non-recourse borrowings	646	663

Total current liabilities	1,218	1,291
Corporate borrowings	715	946
Non-recourse borrowings	6,586	6,330
Financial liabilities	618	839
Deferred income taxes and other	2,491	2,504

Total liabilities	11,628	11,910
Partnership capital
Limited partners	3,605	3,632
General partner	26	27
Non-controlling interest – redeemable partnership units held by Brookfield	1,355	1,365
Non-controlling interest – in operating subsidiaries	2,900	2,784

Total partnership capital	7,886	7,808

Total liabilities and partnership capital	$19,514	$19,718

Brookfield Infrastructure Partners L.P.

Consolidated Statements of Operating Results

	For the three-month period ended March 31,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2013	2012
Revenues	$612	$451
Direct operating costs	(308)	(240)
General and administrative expenses	(28)	(20)
Depreciation and amortization expense	(86)	(49)

	190	142
Interest expense	(108)	(95)
Share of earnings from investments in associates	17	1
Fair value adjustments	(16)	(6)
Mark-to-market on hedge contracts	(99)	(9)
Other expenses	(3)	(13)

(Loss) income before income tax	(19)	20
Income tax (expense) recovery
Current	(6)	(1)
Deferred	24	4

Net (loss) income	(1)	23
Net income attributable to non-controlling interest – in operating subsidiaries	(27)	(9)

Net (loss) income attributable to partnership	(28)	14

Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	(10)	3
General partner	7	4
Limited partners	(25)	7

Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.17)	$0.05

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2013 were 143.6 million (2012 – 132.3 million).

Brookfield Infrastructure Partners L.P.

Consolidated Statements of Cash Flows

	For the three-month period ended March 31,
(US$ MILLIONS, UNAUDITED)	2013	2012
Operating Activities
Net (loss) income	$(1)	$23
Adjusted for the following items:
Earnings from investments in associates, net of distributions	(11)	6
Depreciation and amortization expense	86	49
Fair value adjustments	16	6
Mark-to-market on hedge contracts	99	9
Deferred tax (recovery) expense and other	(50)	8
Change in non-cash working capital, net	8	26

Cash from operating activities	147	127

Investing Activities
Investments in operating assets	(17)	(57)
Investments in long-lived assets	(103)	(164)
Net settlement of foreign exchange contracts	7	9

Cash used by investing activities	(113)	(212)

Financing Activities
Distribution to unitholders	(94)	(73)
Corporate (repayments) borrowings	(222)	32
Subsidiary borrowings	323	112
Issuance of units	2	1
Subsidiary distributions to non-controlling interest	(21)	(22)

Cash (used by) from financing activities	(12)	50

Cash and cash equivalents
Change during the period	22	(35)
Impact of foreign exchange on cash	1	1
Balance, beginning of period	263	153

Balance, end of period	$286	$119